William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

August 27, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 27, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from GreenPower Motor Company Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

<p align="center">Common shares, without par value</p>

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

